[ING LOGO]

March 22, 2007

ING Asia Pacific High Dividend Equity Income Fund

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brion R. Thompson, Esq.

Re:	ING Asia Pacific High Dividend Equity Income Fund

Registration Statement on Form N-2

(File Nos. 333-139981 and 811-22004)

Dear Mr. Thompson:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ING Asia Pacific High Dividend Equity Income Fund (the “Fund”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 10:00 a.m., New York City time, on March 27, 2007, or as soon thereafter as practicable.

Also, in accordance with Section 12 of the Securities Exchange Act of 1934, as amended, and the General Instructions to Form 8-A, the Fund respectfully requests that the above-referenced Form 8-A become effective upon the effectiveness of the Registration Statement.

Sincerely,

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND

By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

7337 East Doubletree Ranch Road	Scottsdale, AZ 85258-2034	Toll Free: 800.745.4746

[CITIGROUP LETTERHEAD]

March 22, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention: Brion R. Thompson

Re:	ING Asia Pacific High Dividend Equity Income Fund

Common Shares of Beneficial Interest

Registration Nos. 333-139981

  811-22004

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of the ING Asia Pacific High Dividend Equity Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on March 27, 2007, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Robert F. Bush, Jr.
Robert F. Bush, Jr.
Managing Director